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On February 20, 1998, SK Parent Corp. issued                          Exhibit 40
the following Press Release:


                                                            News Release
VERBINNEN & CO.


IMMEDIATE RELEASE                Contact:     David Reno/Fred Bratman
-----------------                             Sard Verbinnen & Co
                                              212/687-8080


                 SK PARENT CORP. CONFIRMS NECESSARY FINANCING
                 IN PLACE TO COMPLETE SAFETY-KLEEN ACQUISITION

     NEW YORK, NY, February 20, 1998 -- SK Parent Corp., a company owned equally by Philip Services Corp. (NYSE:PHV), affiliates of Apollo Management, L.P. and affiliates of The Blackstone Group, today confirmed that all necessary financing arrangements to complete its acquisition of Safety-Kleen Corp.
(NYSE: SK) are in place. SK Parent has offered to acquire all shares of Safety-Kleen for $27 per share in cash.

     Philip, Apollo and Blackstone have each committed to contribute $200 million in cash to SK Parent as equity. Philip separately announced today that it has obtained a commitment from Canadian Imperial Bank of Commerce for financing its $200 million contribution to SK Parent. Apollo and Blackstone's respective $200 million equity commitments are also in place.

     To finance the remaining portion of the offer, SK Parent will borrow under a $1.5 billion credit facility that is fully underwritten by The Chase Manhattan Bank and Canadian Imperial Bank of Commerce. That facility has been fully syndicated.

     On February 9, 1998, Safety-Kleen's Board of Directors reaffirmed its recommendation that Safety-Kleen shareholders vote in favor of the SK Parent merger. A special meeting of Safety-Kleen shareholders to vote on the merger agreement with SK Parent is scheduled for February 25, 1998. SK Parent expects that if a favorable vote of Safety-Kleen shareholders is received, it would be able to consummate the merger approximately two weeks after the inspector of elections certifies the vote.

     Philip Services is a fully integrated resource recovery and industrial services company, with operations throughout the United States, Canada and the United Kingdom. Philip provides steel, copper and aluminum processing and recovery services, together with diversified industrial out-sourcing services, to all major industry sectors.

     Apollo Management is a private merchant banking firm with in excess of $5 billion of assets that specializes in private equity and debt transactions. The Blackstone Group is a private investment bank, affiliates of which sponsor corporate private equity and real estate funds with aggregate commitments of $5 billion.

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